Exhibit 99.1

Vipshop Holdings Limited Announces Pricing of its Offering of

US$550,000,000 1.50% Convertible Senior Notes due 2019 and

Secondary Offering of 1,140,000 American Depositary Shares

GUANGZHOU (CHINA), March 12, 2014—Vipshop Holdings Limited (NYSE: VIPS) (the “Company”) announced today the pricing of (i) its  public offering of US$550,000,000 aggregate principal amount of its 1.50% convertible senior notes due 2019 (the “Notes”), which has been upsized from the previously announced offer amount of US$400,000,000  and (ii) the public offering by certain selling shareholders of the Company of an aggregate of 1,140,000 American Depositary Shares (the “ADSs”) at a price to public of US$143.74 per ADS. Each ADS represents two ordinary shares of the Company. The Company has granted to the underwriters a 30-day option to purchase up to an additional US$82,500,000 aggregate principal amount of the Notes and the selling shareholders have granted to the underwriters a 30-day option to purchase up to an additional 171,000 ADSs.

The Notes will bear interest at a rate of 1.50% per year, payable semiannually in arrears on March 15 and September 15 of each year, beginning on September 15, 2014. The Notes will mature on March 15, 2019, unless earlier converted, redeemed or repurchased in accordance with the terms of the Notes.

The Notes will be convertible into the ADSs at any time prior to the close of business on the second business day immediately preceding March 15, 2019. The Notes will initially be convertible at a conversion rate of 4.9693 ADSs per US$1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately US$201.24 per ADS, which represents an approximately 40% conversion premium over the price to public of the ADSs in the ADS offering described above.  The initial conversion rate is subject to adjustment upon the occurrence of certain events, but will not be adjusted for any accrued and unpaid interest. On March 15, 2017, the holders of the Notes will have the right to require the Company to repurchase for cash all or part of their Notes at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but not including, the repurchase date.

The Company intends to use a portion of the proceeds of the Notes offering for repayment of existing indebtedness under certain of its facility agreements, which were incurred in connection with a recent acquisition, and the remainder for general corporate purposes. The Company will not receive any proceeds from the sale of the ADSs by the selling shareholders.

The Notes offering and the ADS offering are expected to close on or about March 17, 2014, subject to the satisfaction of customary closing conditions. The offering of the Notes is not contingent on the closing of the concurrent secondary offering of the ADSs, and the concurrent secondary offering of the ADSs is not contingent on the closing of the offering of the Notes.

Goldman Sachs (Asia) L.L.C. and Deutsche Bank Securities are acting as joint book-running managers for the offerings and BofA Merrill Lynch and China Renaissance Securities (Hong Kong) Limited are acting as co-managers.

The offerings will be made pursuant to an effective shelf registration statement on Form F-3 previously filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov. A preliminary prospectus supplement and accompanying prospectus related to the ADS offering were filed with the SEC and are available on the SEC’s website at www.sec.gov. A preliminary prospectus supplement and accompanying prospectus related to the Notes offering were filed with the SEC and are available on the SEC’s website at www.sec.gov. When available, the final prospectus supplement for the offering of the Notes and the final prospectus supplement for the offering of the ADSs will be filed with the SEC.

The offerings of these securities may be made only by means of a related prospectus supplement and accompanying prospectus. Before you invest, you should read the applicable prospectus supplement and accompanying base prospectus and other documents that the Company has filed with the SEC for more complete information about the Company and the offerings. You may obtain these documents free of charge by visiting EDGAR on the SEC website at www.sec.gov. Copies of the prospectus supplements and the accompanying prospectus related to the

ADS offering and the Notes offering may also be obtained from Goldman, Sachs & Co., 200 West Street, New York, NY 10282, Attention: Prospectus Department (telephone: 212-902-1171; facsimile: 212-902-9316; e-mail: prospectus-ny@ny.email.gs.com), and from Deutsche Bank Securities Inc., 60 Wall Street, New York, NY 10005-2836, Attention: Prospectus Group (telephone: 800-503-4611; email: prospectus.CPDG@db.com).

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase, nor shall there be any sale of, any of the securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  The securities have not been and will not be registered under the applicable securities laws of any jurisdiction outside of the United States of America.

Investor Relations Contact

Vipshop Holdings Limited

Millicent Tu

Tel: +86 (20) 2233-0732

Email:IR@vipshop.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4866

Email: IR@vipshop.com